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FOR IMMEDIATE RELEASE                     Contact:  John M. DiRico
Full Text Available on PR Newswire                  Office:  (717) 291-2640
                                                    Home:  (717) 898-6372


                          FULTON FINANCIAL TO ACQUIRE
                          LEBANON VALLEY NATIONAL BANK


     Lancaster, Pa. --  (August 15) -Fulton Financial Corporation (NASDAQ:
FULT), the fifth largest bank holding company in Pennsylvania, with assets of $4.2 billion, has signed a definitive agreement to acquire Keystone Heritage Group, Inc., a bank holding company whose sole banking subsidiary is Lebanon Valley National Bank.

     The merger announcement was made jointly today (August 15) by Rufus A. Fulton, Jr., president and chief executive officer of Fulton Financial; Albert
B. Murry, Keystone Heritage's president and chief executive officer; and Donald
W. Lesher, Jr., chairman of the board for Lebanon Valley National Bank.

     Fulton Financial will acquire all issued and outstanding shares of common stock of Keystone by means of a tax-free merger on a pooling-of-interests accounting basis. Under the agreement, Keystone Heritage Group, Inc., and its banking subsidiary Lebanon Valley National Bank would be merged into Fulton Financial.
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Page 2 . . . FULTON FINANCIAL TO ACQUIRE KEYSTONE HERITAGE, INC.

     Keystone Heritage, with $640 million in assets, is based in Lebanon and operates 24 community banking offices in Lebanon, Lancaster, Dauphin, Berks and Schuylkill counties. For the six-month period ending June 30, 1997, Keystone Heritage reported net income of $5.4 million or $1.37 per share, which equates to returns on average assets and average equity of 1.78 percent and 17.41 percent respectively.

     According to the merger agreement, each share of Keystone Heritage's common stock outstanding at the time of the merger will be exchanged for 1.83 shares of Fulton Financial common stock. Based on the $28.875 per share closing bid price of Fulton Financial on August 14/th/, the value per share of Keystone Heritage is approximately $52.84. This price equates to 20.8 times trailing 12-month earnings and a multiple of 3.2 times Keystone's book value as of June 30, 1997. Keystone has outstanding 3,980,724 shares of common stock.

     In conjunction with this agreement, Fulton Financial received an option to purchase 19.9 percent of the shares of Keystone's stock at the current market value.

     The acquisition is subject to approval by bank regulatory authorities and Keystone Heritage shareholders. It is expected to close during the first quarter of 1998. Farmers Trust, another local Lebanon County bank, is already an affiliate of Fulton Financial.

     "This is a natural fit for both companies," said Fulton. "Both of us have developed a solid record for providing high levels of banking service, and in delivering real banking value, at a local, grassroots level."

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Page 3 . . . FULTON FINANCIAL TO ACQUIRE KEYSTONE HERITAGE, INC.

     "This is in line with our strategy to align ourselves with banks that have high asset quality, employ good people and are located in high growth areas," continued Fulton. "This acquisition solidifies our market position, and gives us an opportunity to achieve substantial operating efficiencies and enhanced revenue growth."

     Murry said that Keystone's affiliation with Fulton Financial "is great for our customers. Our product lines, pricing and the level of service we provide to our customers are very compatible. It makes merging these two organizations the right decision for all involved."

     Once the merger is finalized, Fulton Financial will have assets of over $5.0 billion. Fulton currently operates 117 banking offices in Pennsylvania, Maryland, Delaware and New Jersey through ten affiliate banks: Fulton Bank, Lancaster; Farmers Trust Bank, Lebanon; Swineford National Bank, Middleburg; Lafayette Bank, Easton; FNB Bank, N.A., Danville; Great Valley Bank, Reading; Hagerstown Trust, Hagerstown, Md.; Delaware National Bank, Georgetown, Del.; The Bank of Gloucester County, Woodbury, N.J.; and The Woodstown National Bank & Trust Co., Woodstown, N.J. Fulton Financial expects to complete its acquisition of The Peoples Bank of Elkton, Elkton, Md., later this month.

     Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.
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     1997